UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

MGT Capital Investments, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55302P202

(CUSIP Number)

JOSHUA SILVERMAN

IROQUOIS CAPITAL MANAGEMENT, LLC

641 Lexington Avenue, 26th Floor

New York, New York 10022

(212) 974-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON

IROQUOIS CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,339,096*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,339,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,339,096*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%*

14	TYPE OF REPORTING PERSON

OO

* See Item 5 of this Amendment No. 5 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON

IROQUOIS MASTER FUND LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,290,358*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,290,358*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,290,358*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%*

14	TYPE OF REPORTING PERSON

CO

* See Item 5 of this Amendment No. 5 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON

JOSHUA SILVERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,339,096*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,339,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,339,096*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%*

14	TYPE OF REPORTING PERSON

IN, HC

* See Item 5 of this Amendment No. 5 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON

RICHARD ABBE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,339,096*

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,339,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,339,096*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%*

14	TYPE OF REPORTING PERSON

IN, HC

* See Item 5 of this Amendment No. 5 to the Schedule 13D.

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Iroquois used working capital of Iroquois Master Fund to purchase 300,000 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock of the Issuer directly owned by Iroquois Master Fund. The total purchase price for such securities was $75,000.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

The purpose of the purchase of securities made on October 8, 2015 as described in Item 5 below was for investment purposes. The Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) -5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,199,665 Shares outstanding, as of November 16, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2015.

A.	Iroquois Master Fund

(a)	As of the close of business on October 8, 2015, Iroquois Master Fund directly owned 1,290,358 Shares.*

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,290,358
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,290,358

(c)	The transactions in the Shares by Iroquois Master Fund during the past 60 days are the purchase of 300,000 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock by Iroquois Master Fund directly from the Issuer at a total purchase price of $75,000 in a private placement consummated on October 8, 2015.

B.	Iroquois

(a)	As of the close of business on October 8, 2015, Iroquois directly owned 48,738 Shares. Iroquois, as the investment adviser to Iroquois Master Fund, may be deemed the beneficial owner of the 1,290,358 Shares owned by Iroquois Master Fund.*

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,339,096
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,339,096

(c)	Iroquois has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in subsection A.(c) above and are incorporated herein by reference.

C.	Mr. Silverman

(a)	Mr. Silverman, as a managing member of Iroquois, may be deemed the beneficial owner of the 1,339,096 Shares owned by Iroquois and Iroquois Master Fund.*

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,339,096
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,339,096

(c)

Mr. Silverman has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in subsection A.(c) above and are incorporated herein by reference.

D.	Mr. Abbe

(a)	Mr. Abbe, as a managing member of Iroquois, may be deemed the beneficial owner of the 1,339,096 Shares owned by Iroquois and Iroquois Master Fund.*

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,339,096
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,339,096

(c)	Mr. Abbe has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in subsection A.(c) above and are incorporated herein by reference.

*Excluded from the beneficial ownership of the Reporting Persons are 600,000 Shares issuable upon the exercise of warrants, which (i) are not exercisable until the earlier of October 8, 2016 or the consummation of certain qualified transactions as defined in the warrants and (ii) are subject to a conversion cap that precludes Iroquois Master Fund from exercising the warrants to the extent that Iroquois Master Fund would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 4.99% of the Shares outstanding (the “Conversion Cap”). Because the warrants are not exercisable within 60 days hereof and Iroquois Master Fund has exceeded the Conversion Cap, it cannot exercise the warrants within 60 days hereof and thus is not deemed to beneficially own the Shares underlying the warrants.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

 SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

Iroquois Master Fund Ltd.

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

Iroquois Capital Management LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Managing Member

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe